Filed pursuant to Rule 424(b)(5)
Registration No. 333-102018
PROSPECTUS SUPPLEMENT
(To prospectus dated January 2, 2003)

$300,000,000

TECO Energy, Inc.

7.50% Notes due 2010

        We will pay interest on the notes on June 15 and December 15 of each year, beginning on December 15, 2003 for interest accruing from June 13, 2003. The notes will mature on June 15, 2010. We may redeem some or all of the notes at any time and from time to time at redemption prices described on page S-17. There is no sinking fund for the notes.

      The notes will be unsecured obligations and rank equally with our unsecured senior indebtedness. The notes will be issued only in registered form in denominations of $1,000.

       Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-8 of this prospectus supplement.

	Per Note	Total

Public offering price (1)	98.932%	$296,796,000
Underwriting discount	1.250%	$3,750,000
Proceeds, before expenses, to TECO Energy	97.682%	$293,046,000

(1)	Plus accrued interest, if any, from June 13, 2003.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 13, 2003.

Joint Book-Running Managers

Merrill Lynch & Co.

Citigroup
Morgan Stanley

Joint Lead Manager

JPMorgan

The date of this prospectus supplement is June 10, 2003.

PROSPECTUS SUPPLEMENT SUMMARY
RISK FACTORS
CAPITALIZATION
USE OF PROCEEDS
DESCRIPTION OF THE NOTES
UNDERWRITING
LEGAL MATTERS
ABOUT THIS PROSPECTUS
RISK FACTORS
FORWARD-LOOKING STATEMENTS
TECO ENERGY
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF PREFERRED STOCK
DESCRIPTION OF COMMON STOCK
ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND BYLAWS, FLORIDA LAW AND OUR RIGHTS PLAN
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS
DESCRIPTION OF WARRANTS AND OTHER PURCHASE RIGHTS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

Prospectus Supplement

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the notes we are offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the notes we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

      This prospectus supplement contains forward-looking statements. For a description of these statements and a discussion of the factors that may cause our actual results to differ materially from these statements, see “Forward Looking Statements” in the accompanying prospectus and “Risk Factors” in this prospectus supplement.

      In this prospectus supplement, “we,” “our,” “ours” and “us” refer to TECO Energy, Inc. unless the context otherwise requires.

i

PROSPECTUS SUPPLEMENT SUMMARY

      This summary contains basic information that is important to you. The “Description of the Notes” section of this prospectus supplement and the “Description of Debt Securities” in the prospectus contain more detailed information about the terms and conditions of the notes.

TECO Energy

      Overview. We are an electric and gas utility holding company, exempt from registration under the Public Utility Holding Company Act of 1935. We have both regulated utility companies in the growing Florida market and other unregulated companies. Our unregulated businesses include independent power generation and distribution, marine transportation, coal mining, the marketing of natural gas, energy and engineering services and, indirectly, the sale of propane gas. We describe our principal operations below.

•	Tampa Electric provides electric energy and related services to over 600,000 residential, commercial and industrial customers in its West Central Florida service area covering approximately 2,000 square miles, including the City of Tampa and the surrounding areas. Tampa Electric has a total net winter generating capacity of approximately 3,974 megawatts in operation. It is in the process of repowering an older coal-fired station to become a combined-cycle natural gas-fired facility, renamed the Bayside Power Station. The repowering is expected to add 692 megawatts of generating capacity by early 2004, significantly reduce emissions and enhance fuel diversity. As part of the repowering, Bayside Unit 1 entered commercial service on April 24, 2003. Its operation replaced 407 megawatts of older, less efficient coal fired generation with 779 megawatts of state-of-the-art natural gas-fired combined-cycle generation.

•	Peoples Gas System is Florida’s leading provider of natural gas. With a presence in most of Florida’s major metropolitan areas, it serves nearly 290,000 residential and commercial customers. Peoples Gas is continuing its expansion into other areas of Florida previously unserved by natural gas.

•	TECO Power Services, through its subsidiaries, develops, builds, owns and operates electric generation facilities and electric distribution and transmission facilities primarily in the United States and Central America. As shown below, it has net ownership interests in more than 6,482 net megawatts of generating capacity in operation or under construction and approximately 1,200 megawatts in projects for which construction has been suspended.

		Gross Plant	TPS	TPS Net	In-Service or
		Size	Economic	Plant Size	Participation
Project	Location	(Megawatts)	Interest	(Megawatts)	Date(1)

Operating
Alborada Power Station*(2)	Guatemala	78	96%	75	9/95
Hardee Power Station*(2)	Florida	370	100%	370	1/93,5/00
Commonwealth Chesapeake*	Virginia	315	100%	315	9/00,8/01
Hamakua Energy Project*	Hawaii	60	50%	30	8/00,12/00
San José Power Station*(2)	Guatemala	120	100%	120	1/00
Empresa Elèctrica de Guatemala, S.A.
(EEGSA) (a distribution utility)(2)	Guatemala	N/A	24%	N/A	9/98(3)
Frontera Power Station*	Texas	477	100%	477	5/00,3/01(3)
Odessa and Guadalupe(2)	Texas	2,000	(4)	750	9/00,8/01

Sub-total operating		3,420		2,137

Under Construction
Union*	Arkansas	2,200	(5)	2,200	1/03—6/03
Gila River*	Arizona	2,145	(5)	2,145	5/03—8/03

Sub-total construction		4,345		4,345

TOTAL		7,765		6,482

Suspended(6)
Dell*	Arkansas	599	100%
McAdams*	Mississippi	599	100%

		1,198

footnotes on following page

*	These facilities are, or upon completion of construction will be, operated by TECO Power Services or its affiliates.

(1)	Unless otherwise indicated, each date appearing in this column is an in-service date. Where more than one in-service date appears, this indicates when different phases of the project went into operation. For projects under construction, a range of dates indicates when we anticipate the project will go into service under our current plan.

(2)	In April 2003, we identified this as an asset for potential sale in connection with our announced plan to strengthen our financial position.

(3)	Dates on which TECO Power Services acquired its economic interest in the project.

(4)	Based on the effect of the preferred return, the effective economic interest is estimated at 75% of Panda Energy International’s 50% interest in these projects over the life of the projects. We are currently in discussions with Panda Energy regarding restructuring the projects’ ownership which may result in a change in TECO Power Services’ interest in the projects. Based on these discussions, the restructuring may include a purchase by TECO Power Services of Panda Energy’s interest in the projects that could give TECO Power Services 100% of Panda Energy’s ownership interest in the projects, which is equal to a 50% interest in the two power plants.

(5)	Based on the effect of the preferred return, TECO Power Services is currently receiving approximately 75% of the project’s economic interest. In April 2003, we entered into an agreement with Panda Energy that is expected to increase TECO Power Services’ ownership interest to 100% on or before July 1, 2003.

(6)	We are pursuing opportunities with others to maximize the value of these facilities.

•	TECO Transport is a marine transportation business that, through its subsidiaries, operates a U.S.-flag fleet of oceangoing vessels, a river barge fleet and a dry bulk commodity transfer and storage deep water terminal. Its business primarily includes the movement of commodities via domestic inland rivers, the Gulf of Mexico and the Caribbean, and to worldwide markets, including South America, Asia, Africa and Europe. In April 2003, we identified the TECO Transport business as an asset for potential sale in connection with our announced plan to strengthen our financial position.

•	TECO Coal, through its subsidiaries, owns and operates several low-sulfur coal mines and handling facilities in Virginia, Kentucky and Tennessee. In 2002, it mined and shipped approximately 9 million tons of coal and synthetic fuel for sale to domestic and European steel companies, as well as domestic utilities and industrial customers. In addition, it owns and operates two synthetic fuel production facilities that qualify under existing rules for Section 29 tax credits for non-conventional fuel production through 2007. In April 2003, TECO Coal sold a 49% interest in these synthetic fuel production facilities in order to capture the value of a material portion of these Section 29 tax credits. We plan to sell the majority of our remaining interest in the production facilities.

•	TECO Solutions supports our strategy of offering customers a comprehensive and competitive package of energy services and products with its Florida operations focus. Through various operating subsidiaries, TECO Solutions delivers customized energy-efficient design and new construction, operations and maintenance projects for commercial and public sector clients. In addition, TECO Gas Services and Prior Energy, our gas marketing companies, provide gas management and marketing services for large municipal, industrial, commercial and power generation customers. TECO Solutions also holds an indirect investment in Heritage Propane Partners L.P., a publicly-traded propane gas business.

Ratio of Earnings to Fixed Charges

      The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods shown.

		Year Ended December 31,(1)
Three Months Ended	Twelve Months Ended
March 31, 2003	March 31, 2003	2002	2001	2000	1999	1998

0.67x(2)(8)	1.70x(3)(8)	1.79x (4)(8)	2.15x (5)(8)	2.35x	3.15x (6)(8)	3.55x (7)(8)

      For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments and fixed charges, less capitalized interest. Fixed charges consist of interest expense on indebtedness and interest capitalized, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements. Certain prior year amounts have been adjusted to conform to the current year presentation.

(1)	All prior periods presented reflect the reclassifications of TECO Coalbed Methane’s results from continuing operations to discontinued operations. In December 2002, TECO Coalbed Methane sold substantially all of its assets to the Municipal Gas Authority of Georgia.

(2)	Includes the effect of non-cash pretax charges totaling $104.5 million related to potential turbine purchase cancellations recorded at Tampa Electric and TECO Power Services. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 1.97x for the three months ended March 31, 2003. Including the effect of these non-cash pretax charges, earnings were insufficient to cover fixed charges by $26.2 million.

(3)	Includes the effect of pretax charges totaling $152.7 million, including $104.5 million at Tampa Electric and TECO Power Services related to turbine purchase cancellations, $34.1 million at TECO Energy related to debt refinancing, and asset valuations of $9.2 million and $4.9 million at TECO Power Services and TECO Investments, respectively. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.25x for the twelve months ended March 31, 2003.

(4)	Includes the effect of other pretax charges totaling $48.2 million, including $34.1 million at TECO Energy related to a debt refinancing, and asset valuations of $9.2 million and $4.9 million at TECO Power Services and TECO Investments, respectively. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 1.97x for the year ended December 31, 2002.

(5)	Includes the effect of other pretax charges totaling $11.1 million for asset valuations recorded at TECO Power Services and TECO Investments. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.20x for the year ended December 31, 2001.

(6)	Includes the effect of other pretax charges totaling $21.0 million recorded at Tampa Electric, TECO Investments and TECO Energy. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.49x for the year ended December 31, 1999.

(7)	Includes the effect of other pretax charges totaling $30.5 million associated with write-offs at TECO Coal and Tampa Electric, and $0.6 million pretax of merger-related costs. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.84x for the year ended December 31, 1998.

(8)	The following table sets forth a reconciliation of our ratio of earnings to fixed charges excluding non-cash pretax charges and adjustments for the periods indicated. We believe the non-GAAP adjusted ratio of earnings to fixed charges that exclude the effect of non-cash pretax charges allows for a more meaningful comparison of our year-to-year results based on normal operations.

footnotes continued on following page

	Three Months	Twelve Months	Year Ended December 31,
	Ended	Ended
	March 31, 2003	March 31, 2003	2002	2001	1999	1998
$ millions
Earnings before taxes and fixed charges – as reported	$54.4	$468.7	$462.7	$455.0	$408.0	$383.2
Adjustment For:
Tax adjustment					1.0
Interest on tax adjustment					(9.4)
Asset impairments/write-offs	104.5	118.6	14.1	11.1	6.0	30.5
FPSC adjustment					10.5
Debt refinancing charges		34.1	34.1
EPA resolution					3.5
Merger-related costs						0.6

Adjusted earnings before taxes and fixed charges, excluding other charges	$158.9	$621.4	$510.9	$466.1	$419.6	$414.3

Total fixed charges – as reported	$80.6	$276.0	$259.2	$212.0	$129.7	$107.9
Adjustments for:
Interest on tax adjustment					(9.4)

Adjusted total fixed charges, excluding other charges	$80.6	$276.0	$259.2	$212.0	$120.3	$107.9

Adjusted ratio of earnings to fixed charges, excluding other charges	1.97x	2.25x	1.97x	2.20x	3.49x	3.84x

Recent Developments

      On April 21, 2003, Moody’s Investors Service, Inc. lowered our senior unsecured debt rating to Ba1 from Baa2 with a negative outlook. This debt rating change required us to, within fifteen days, secure or repay the $375 million unpaid balance of the equity bridge loan associated with the construction of the Union and Gila River power station projects. In satisfaction of this requirement, we repaid the $375 million equity bridge loan in full by paying a scheduled installment of $125 million on April 30, 2003 and paying the remaining $250 million balance on May 5, 2003. In addition, that ratings change required us to post letters of credit in an amount satisfactory to the majority of the project lenders to provide security to the project lenders for the remaining potential cost to complete the projects. In order to satisfy these requirements, on May 16, 2003, we agreed with the lenders to increase the amount of existing retainage letters of credit by $43 million so that the total required amount of letters of credit of $172 million were in place by May 20, 2003. We have posted the required amount of letters of credit. In addition, under the terms of these agreements, if the first unit of the Gila River power station and the third unit of the Union power station had not achieved commercial operation in May 2003 we would have been required to post by May 31, 2003, additional letters of credit of as much as $62 million. These units, however, did achieve commercial operation in May 2003. The security we have posted is expected to be reduced in installments upon achievement of commercial operation of each phase of each project, upon final acceptance of each project and upon the expiration of the warranty period for each project. If all events occur as expected, after final acceptance of the Gila River power station (which is anticipated to occur in September 2003), both projects will be fully operational and the remaining letters of credit outstanding will be $8 million, which is expected to cover any warranty items, and is expected to decline from this level as each phase completes its applicable 12-month warranty period.

      On May 30, 2003, Standard & Poor’s Ratings Services lowered our senior unsecured debt to BB+ from BBB-with a negative outlook. In addition, Standard & Poor’s lowered Tampa Electric Company’s senior unsecured debt rating and short-term debt rating to BBB- and A-3, respectively. The ratings actions were attributed to exposure to weak power markets and execution risk for strategic initiatives designed to strengthen our financial position. These ratings changes did not affect any requirements related to our financial obligations or debt covenants.

      Tampa Electric Company has agreed with the Florida Public Service Commission that, as a result of Bayside Unit 1 entering service on April 24, 2003, it will recognize $25 million pre-tax accelerated depreciation on the coal-fired Gannon Station units over the full year 2003, which will require Tampa Electric Company to recognize two quarters of the annual amount in the second quarter of 2003, with the remaining recognized ratably in the third and fourth quarters.

The Offering

      The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes see “Description of the Notes” and the “Description of Debt Securities” in this prospectus.

Issuer	TECO Energy, Inc.

Notes Offered	$300,000,000 aggregate principal amount of 7.50% Notes due 2010.

Maturity Date	June 15, 2010.

Interest Rate	The notes will bear interest at the rate of 7.50% per year from June 13, 2003 to, but excluding, June 15, 2010.

Interest Payment Dates	June 15 and December 15 commencing on December 15, 2003. Interest payments will be made to the persons in whose names the notes are registered on the 15th calendar day immediately preceding the applicable interest payment date.

Limitation on Certain Liens	The indenture will contain a covenant that will limit our ability to incur certain liens at any time while the notes are rated below BBB- by Standard & Poor’s or below Baa3 by Moody’s. See “Description of the Notes — Limitation on Certain Liens.”

Denominations	$1,000 and integral multiples of $1,000.

Optional Redemption	We may redeem some or all of the notes at any time and from time to time at the redemption price described in “Description of the Notes — Optional Redemption.” The notes may not be redeemed at any time at the option of the holders.

Ranking	The notes will be our unsecured debt and will rank equally with our other unsecured and unsubordinated indebtedness from time to time outstanding, and would be effectively subordinated to any secured indebtedness that we may incur. In addition, because we are a holding company that conducts our operations through our subsidiaries, holders of the notes will have a junior position to the claims of creditors of our subsidiaries.

As of March 31, 2003,

• we had outstanding on a consolidated basis $3.8 billion of indebtedness,

• we had outstanding $2.0 billion unsecured and unsubordinated debt ranking equally with the notes, and

• our subsidiaries had outstanding $1.8 billion of indebtedness and other liabilities.

Use of Proceeds	We estimate that the net proceeds from the offering will be approximately $292.6 million. We expect to use the net proceeds in the short-term to repay short-term indebtedness under our bank revolving credit facility due in November 2004 and for general corporate purposes, which may include repaying short-term indebtedness under our bank credit facility term loan maturing in November 2003. Pending such use, we will invest the net proceeds in short-term money market instruments.

Additional Issuances	We may, at any time, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as these notes. Any additional notes having such similar terms, together with these notes, may constitute a single series of notes under the indenture.

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

Trustee	The Bank of New York

RISK FACTORS

      In deciding whether to purchase the notes, you should consider carefully the following factors that could cause our operating results and financial condition to be materially adversely affected.

Financing Risks

We have substantial indebtedness, which could adversely affect our financial condition and financial flexibility.

      In recent years, we have significantly increased our indebtedness which has resulted in an increase in the amount of fixed charges we are obligated to pay. The level of our indebtedness and restrictive covenants contained in our debt obligations could limit our ability to obtain additional financing or refinance existing debt and could prevent the repayment of subordinated debt and the payment of dividends if those payments would cause a violation of the covenants.

      In order for us to use our credit facilities, we must meet certain financial tests. Our credit facilities require that at the end of each quarter our debt-to-capital ratio, as defined in the applicable agreements, not exceed 65%. Tampa Electric Company’s credit facility requires that at the end of each quarter Tampa Electric Company’s debt-to-capital ratio, as defined in the agreement, not exceed 60% and its earnings before interest, taxes, depreciation and amortization (EBITDA) to interest coverage ratio, as defined in the applicable agreement, cannot be less than 2.5 times. At March 31, 2003, our debt-to-capital ratio was 56.2% and Tampa Electric Company’s debt-to-capital ratio was 44.6% and its interest coverage ratio was 6.4 times. Similarly, certain long-term debt at Tampa Electric Company’s Peoples Gas System division contains a prohibition on the incurrence of funded debt if Tampa Electric Company’s debt-to-capital ratio, as defined in the applicable agreement, exceeds 65%. The Tampa Electric Company debt related to Peoples Gas also carries a requirement that Tampa Electric Company’s interest coverage ratio, as defined in the applicable agreement, be 2.0 times or greater for four consecutive quarters. Our construction undertaking obligations associated with TECO Power Services’ Gila River and Union Power Projects, in effect until twelve months after commercial operation, require our consolidated EBITDA to interest coverage ratio, as defined in the applicable agreement, to equal or exceed 3.0 times for the twelve-month period ended each quarter and a debt-to-capital ratio not to exceed 65% at the end of each fiscal quarter. At March 31, 2003, our consolidated EBITDA to interest coverage ratio was 3.5 times.

      Our 10.5% Notes Due 2007 issued in November 2002, contain covenants that currently limit our ability to incur additional liens and require us to achieve certain interest coverage levels in order to pay dividends, make distributions or certain investments, or issue additional indebtedness. The limitation on restricted payments restricts us from paying dividends or making distributions or certain investments unless there is sufficient cumulative operating cash flow, as defined in the agreement applicable to the 10.5% Notes, in excess of 1.7 times interest coverage to make contemplated dividend payments, distributions or investments. Our operating cash flow, restricted payments and interest coverage are calculated on a cumulative basis from the issuance of the 10.5% Notes in November 2002. As of March 31, 2003, $74.5 million was accumulated and available for future restricted payments, representing a one quarter accumulation. Further, we are not permitted, with certain exceptions as stated in that agreement, to create any lien upon any of our property in excess of 5% of consolidated net tangible assets as defined, without equally and ratably securing the 10.5% Notes. As of March 31, 2003 this limitation would apply to the creation of covered liens exceeding $224.3 million. Finally, our operating cash flow to interest coverage ratio, as defined in that agreement, for the immediate preceding four quarters must exceed 2.0 times for us to be able to issue additional indebtedness, with certain exceptions as provided in that agreement. As of March 31, 2003, our operating cash flow to interest coverage ratio for the immediate preceding four quarters, with pro forma adjustments as provided in the agreement, was 3.3 times.

      Tampa Electric Company’s 6.25% Senior Notes Due 2016 contain covenants that require Tampa Electric Company to maintain, as of the last day of each fiscal quarter, a debt-to-capital ratio, as defined in the agreement, that does not exceed 60%, and prohibit the creation of any covered lien on any of its property in excess of $500 million, with certain exceptions as defined in the agreement, without equally and ratably securing the 6.25% Senior Notes.

      Finally, in addition to our debt-to-capital ratio requirement discussed above, our credit facility with an affiliate of Merrill Lynch has covenants that, if the facility is drawn, could limit the payment of dividends exceeding $40 million in any quarter unless, prior to the payment of any dividends, we deliver to Merrill Lynch liquidity projections demonstrating that we will have sufficient cash or cash equivalents to pay both the dividends contemplated and each of the three quarterly dividends next scheduled to be paid on our common stock.

      We cannot assure you that we will be in compliance with these financial covenants in the future. Our failure to comply with any of these covenants or to meet our payment obligations could result in an event of default which, if not cured or waived, could result in the acceleration of other outstanding debt obligations. We may not have sufficient working capital or liquidity to satisfy our debt obligations in the event of an acceleration of all or a portion of our outstanding obligations. In addition, if we had to defer interest payments on our subordinated notes that support the distributions on our outstanding trust preferred securities, we would be prohibited from paying cash dividends on our common stock until all unpaid distributions on those subordinated notes were made. In the case of the non-recourse financing arrangements for TECO Power Services’ Gila River and Union Power Projects, although we have no obligation for the non-recourse debt, a breach of the covenants in our construction undertaking obligations would be an event of default which could ultimately result in the loss of our investment in these projects.

      We also incur obligations in connection with the operations of our subsidiaries and affiliates, which do not appear on our balance sheet, including obligations related to the development of power projects by unconsolidated affiliates. These obligations take the form of guarantees, letters of credit and contractual commitments, as described in the sections titled “Off Balance Sheet Financing” and “Liquidity, Capital Resources” of the “Management’s Discussion & Analysis of Financial Condition & Results of Operations” section of our periodic reports filed with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2002. In addition, our unconsolidated affiliates from time to time incur non-recourse debt to finance their power projects. Although we are not obligated on that debt, our investments in those unconsolidated affiliates are at risk if the affiliates default on their debt.

Our financial condition and ability to access capital may be materially adversely affected by further ratings downgrades.

      In April 2003, Moody’s Investors Service, Inc. and Fitch Ratings lowered their ratings on our senior unsecured debt to Ba1 and BB+, respectively, both with a negative outlook. In May 2003, Standard & Poor’s Ratings Services lowered the ratings on our senior unsecured debt to BB+ with a negative outlook. These agencies also lowered the ratings on other of our securities, as well as those of TECO Finance and Tampa Electric. Tampa Electric Company’s senior secured and unsecured debt ratings were lowered to A3 and Baa1, respectively, with a stable outlook by Moody’s, to A- and BBB+, respectively, with a negative outlook by Fitch and to BBB- for both senior secured and unsecured debt with a negative outlook by Standard & Poor’s. Tampa Electric Company remains an investment grade company. The recent downgrades and any future downgrades may affect our ability to borrow and may increase our financing costs, which may decrease our earnings. We are also likely to experience greater interest expense than we may have otherwise if, in future periods, we replace maturing debt with new debt bearing higher interest rates due to our lower credit ratings. In addition, such downgrades could adversely affect our relationships with customers and counterparties.

      In addition, as a result of the recent ratings actions, TECO Power Services, Prior Energy and TECO Gas Services were required to post collateral with counterparties in order to continue to transact in the forward markets for electricity and natural gas. Collateral or margin postings may fluctuate based on either the fair value of open forward positions or credit assurance assessments negotiated with counterparties. Based on the fair value of existing contractual obligations as of May 6, 2003, the maximum collateral obligation, if all counterparties exercised their full rights, would be approximately $61 million. Counterparties with the right to call for collateral or margin postings are not obligated to do so. Based on our analysis of the rights of those counterparties that have the right to call for collateral or margin postings, we believe the maximum collateral obligation would be approximately $30 million (including actual collateral posted of $29 million).

If we are unable to limit capital expenditure levels as forecasted or successfully complete planned facility sales to the extent anticipated, our financial condition and results could be adversely affected.

      Part of our plan for 2003 includes capital expenditures at the operating companies of $836 million. This total reflects reductions from previously anticipated levels in order to maximize cash flows and reduce the need for external financings or asset sales. We cannot be sure that we will be successful in limiting capital expenditures to the planned amount. Our plan also includes the sale of an additional 40% portion of our interest in facilities that produce synthetic fuel which qualifies for Section 29 tax credits at TECO Coal. We cannot be certain, however, that we will find purchasers or be able to sell these synthetic fuel production facilities at the prices we expect. If we are unable to limit capital expenditures to the forecasted levels or to sell the synthetic fuel production facilities at the prices we expect or at all, we may need to sell assets, including those we identified on April 11, 2003, to improve our financial position. We cannot be sure that we will be able to sell such assets or obtain additional financings, in which case our financial position and credit ratings could be adversely affected.

Because we are a holding company, we are dependent on cash flow from our subsidiaries, which may not be available in the amounts and at the times we need it.

      We are a holding company and dependent on cash flow from our subsidiaries to meet our cash requirements that are not satisfied from external funding sources. Some of our subsidiaries have indebtedness containing restrictive covenants which, if violated, would prevent them from making cash distributions to us. In particular, Tampa Electric Company’s first mortgage bonds indenture contains restrictions on distributions on its common stock, and certain long-term debt at Tampa Electric Company’s Peoples Gas System division prohibits payment of dividends to us if Tampa Electric Company’s consolidated shareholders’ equity is not at least $500 million. At March 31, 2003, Tampa Electric Company’s unrestricted retained earnings available for dividends on its common stock were approximately $141 million and its consolidated shareholders’ equity was approximately $1.8 billion. Also, our wholly-owned subsidiary, TECO Diversified, the holding company for TECO Transport, TECO Coal and TECO Solutions, has a guarantee related to a coal supply agreement that could limit the payment of dividends by TECO Diversified to us.

We are vulnerable to interest rate changes and may not have access to capital at favorable rates, if at all.

      Changes in interest rates and capital markets generally affect our cost of borrowing and access to these markets. We cannot be sure that we will be able to accurately predict the effect those changes will have on our cost of borrowing or access to capital markets.

Independent Power Project Risks

TECO Power Services’ existing and planned power plants are affected by market conditions, and TECO Power Services may not be able to sell power at prices that enable it to recover its investments in the plants.

      The TECO Power Services power plants that are in operation or under construction currently have only a portion of their output under long-term contracts for the sale of power. Currently these power plants sell most of their power based on market conditions at the time of sale, so TECO Power Services cannot predict with certainty:

•	the amount or timing of revenue it may receive from power sales from operating plants;

•	the differential between the cost of operations (in particular, natural gas prices) and power sales revenue;

•	the effect of competition from other suppliers of power;

•	regulatory actions that may affect market behavior, such as price limitations or bidding rules imposed by the Federal Energy Regulatory Commission (FERC) or state regulatory bodies or reimposition of regulation in power markets;

•	the demand for power in a market served by TECO Power Services’ plants relative to available supply;

•	the availability of transmission to accommodate the sale of power; or

•	whether TECO Power Services will recover its initial investment in these plants.

At present, several of the wholesale markets supplied by so-called “merchant” power plants are experiencing significant pricing declines due to excess supply and weak economies. The excess supply is partially due to the slowdown of electric deregulation in many states, or the outright repeal of electric competition legislation as occurred in Arkansas in 2003 (where the Dell and Union power stations are sited or located). This has allowed incumbent utilities to continue to operate older, less efficient generating facilities in lieu of purchasing power from newer, more efficient independent power plants. Consequently, only about 40 percent of the output of TECO Power Services’ merchant plants has been sold forward, or hedged, under short-term agreements for 2003 with a smaller amount hedged for 2004. TECO Power Services’ results could be adversely affected if it is unable to sufficiently sell the output of its plants under longer-term contracts or at a premium to forward curve prices for short-term sales or if we need to write off any of the capital already invested in the projects.

      Our outlook assumes that TECO Power Services will manage these risks by:

•	optimizing among a mix of forward on-peak energy sales, daily and hourly spot market sales of capacity, energy and ancillary services, and longer-term structured transactions;

•	avoiding short positions; and

•	retaining flexibility to continue to defer, where advisable, construction of output capacity in a market that has become oversupplied.

      However, we cannot be sure how successfully TECO Power Services will be able to implement these risk management measures. For instance, in oversupplied markets, entering into long-term contracts could be difficult.

TECO Power Services may be unable to successfully complete current projects on schedule or within budget and the book value of uncompleted projects could be impaired.

      TECO Power Services currently has new power generating facilities under construction as well as projects that are suspended. The construction and maintenance of these facilities involves risks of shortages and inconsistent qualities of equipment and material, labor shortages and disputes, engineering problems, work stoppages, unanticipated cost increases and environmental or geological problems. Any of these events could delay a project’s construction schedule or increase its costs, which may impact TECO Power Services’ ability to generate sufficient cash flow and service its related non-recourse project debt. In addition, if the suspended projects remain suspended beyond the currently anticipated time frame, the book value of those projects could be impaired.

TECO Power Services’ marketing and risk management policies may not work as planned, and it may suffer economic losses despite such policies.

      TECO Power Services seeks to actively manage the market risk inherent in its energy and fuel positions. Nonetheless, adverse changes in energy and fuel prices may result in losses in our earnings or cash flows and adversely affect our balance sheet. TECO Power Services’ marketing and risk management procedures may not always be followed or may not work as planned. As a result, we cannot predict with precision the impact that its marketing, energy management and risk management decisions may have on its business, operating results or financial position. In addition, to the extent it does not cover its positions to market price volatility, or the hedging procedures do not work as planned, fluctuating commodity prices would cause our sales and net income to be volatile.

      TECO Power Services’ marketing and risk management activities also are exposed to the credit risk that counterparties to its transactions will not perform their obligations. Should counterparties to these arrangements fail to perform, it may be forced to enter into alternative hedging arrangements, honor underlying commitments at then-current market prices or otherwise satisfy its obligations on unfavorable terms. In that event, its financial results would likely be adversely affected.

General Business and Operational Risks

General economic conditions may adversely affect our businesses.

      Our businesses are affected by general economic conditions. In particular, the projected growth in Tampa Electric’s service area and in Florida is important to the realization of Tampa Electric’s and Peoples Gas System’s forecasts for annual energy sales growth. An unanticipated downturn in the local area’s or Florida’s economy could adversely affect Tampa Electric’s or Peoples Gas System’s expected performance.

      Our unregulated businesses, particularly TECO Transport, TECO Coal and TECO Power Services, are also affected by general economic conditions in the industries and geographic areas they serve, both nationally and internationally.

Potential competitive changes may adversely affect our gas and electricity businesses.

      The U.S. electric power industry has been undergoing restructuring. Competition in wholesale power sales has been introduced on a national level. Some states have mandated or encouraged competition at the retail level and, in some situations, required divestiture of generating assets. While there is active wholesale competition in Florida, the retail electric business has remained substantially free from direct competition. Changes in the competitive environment occasioned by legislation, regulation, market conditions or initiatives of other electric power providers, particularly with respect to retail competition, could adversely affect Tampa Electric’s business and its performance.

      The gas distribution industry has been subject to competitive forces for several years. Gas services provided by Peoples Gas System are now unbundled for all non-residential customers. Because Peoples Gas System earns margins on distribution of gas, but not on the commodity itself, unbundling has not negatively impacted Peoples Gas System’s results. However, future structural changes that we cannot predict could adversely affect Peoples Gas System.

Our gas and electricity businesses are highly regulated, and any changes in regulatory structures could lower revenues or increase costs or competition.

      Tampa Electric and Peoples Gas System operate in highly regulated industries. Their retail operations, including the prices charged, are regulated by the Florida Public Service Commission (FPSC), and Tampa Electric’s wholesale power sales and transmission services are subject to regulation by the FERC. Changes in regulatory requirements or adverse regulatory actions could have an adverse effect on Tampa Electric’s or Peoples Gas System’s performance by, for example, increasing competition or costs, threatening investment recovery or impacting rate structure.

Our businesses are sensitive to variations in weather and have seasonal variations.

      Most of our businesses are affected by variations in general weather conditions and unusually severe weather. Tampa Electric’s, Peoples Gas System’s and TECO Power Services’ energy sales are particularly sensitive to variations in weather conditions. Those companies forecast energy sales on the basis of normal weather, which represents a long-term historical average. Significant variations from normal weather could have a material impact on energy sales. Unusual weather, such as hurricanes, could adversely affect operating costs and sales.

      Peoples Gas System, which has a single winter peak period, is more weather sensitive than Tampa Electric, which has both summer and winter peak periods. Mild winter weather in Florida can be expected to negatively impact results at Peoples Gas System.

      Variations in weather conditions also affect the demand and prices for the commodities sold by TECO Coal, as well as electric power sales from TECO Power Services’ merchant power plants. TECO Transport is also impacted by weather because of its effects on the supply of and demand for the products transported. Severe weather conditions could interrupt or slow service and increase operating costs of those businesses.

      Electric power marketing may be seasonal. For example, in some parts of the country, demand for, and market prices of, electricity peak during the hot summer months, while in other parts of the country such peaks occur in the cold winter months. As a result, our power marketing results may fluctuate on a seasonal basis. The pattern of this fluctuation may change depending on the nature and location of the facilities we operate and the terms under which we sell electricity.

Commodity price changes may affect the operating costs and competitive positions of our businesses.

      Most of our businesses are sensitive to changes in coal, gas, oil and other commodity prices. Any changes could affect the prices these businesses charge, their operating costs and the competitive position of their products and services.

      In the case of Tampa Electric, currently fuel costs used for generation are mostly affected by the cost of coal, and to a lesser extent, natural gas. Tampa Electric’s fuel costs will be increasingly impacted by the cost of natural gas with Bayside 1 in service and as Bayside 2 is completed. Tampa Electric is able to recover the cost of fuel through retail customers’ bills, but increases in fuel costs affect electric prices and, therefore, the competitive position of electricity against other energy sources.

      Regarding wholesale sales of electricity, the ability to make sales and margins on power sales is currently affected by the cost of coal and other fuels to Tampa Electric, particularly as it compares to the cost of gas and oil to other power producers.

      In the case of TECO Power Services, results are impacted by changes in the market price for electricity. The profitability of merchant power plants is heavily dependent on the price for power in the markets they serve. Wholesale power prices are set by the market assuming a cost for the input energy and conversion efficiency, but the fixed costs may not be reflected in the price for spot, or excess, power.

      In the case of Peoples Gas System, costs for purchased gas and pipeline capacity are recovered through retail customers’ bills, but increases in gas costs affect total retail prices and therefore the competitive position of Peoples Gas System relative to electricity, other forms of energy and other gas suppliers.

We rely on some transmission and distribution assets that we do not own or control to deliver wholesale electricity, as well as natural gas. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver power and natural gas may be hindered.

      We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we sell to the wholesale market, as well as the natural gas we sell and purchase for use in our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products and satisfy our contractual and service obligations may be hindered.

      The FERC has issued regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, there is the potential that fair and equal access to transmission systems will not be available or that sufficient transmission capacity will not be available to transmit electric power as we desire. We cannot predict the timing of industry changes as a result of these initiatives or the adequacy of transmission facilities in specific markets.

      In addition, the independent system operators that oversee the transmission systems in certain wholesale power markets have from time to time been authorized to impose price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of our wholesale power marketing business.

The uncertain outcome regarding the creation of regional transmission organizations, or RTOs, may impact our operations, cash flows or financial condition.

      Although Tampa Electric Company continues to make progress towards the development of its RTO, GridFlorida, which would independently control the transmission assets of participating utilities in peninsular Florida, progress has slowed considerably. Given the regulatory uncertainty of the ultimate timing, structure and operations of GridFlorida or an alternate combined transmission structure, we cannot predict what effect its creation will have on our future consolidated results of operations, cash flow or financial condition.

We may be unable to take advantage of our existing tax credits.

      We derive a portion of our net income from Section 29 tax credits related to the production of non-conventional fuels. Although we sold a significant portion of our interest in the production facilities in April 2003 (subject to obtaining the Private Letter Ruling discussed below) and plan to sell the majority of our remaining interest in the production capacity, until and unless we successfully do so, our use of these tax credits is dependent on our generating sufficient taxable income against which to use the credits. We anticipate that we will generate sufficient taxable income to use the remaining credits. The future results of this business could be negatively impacted by administrative actions of the Internal Revenue Service or the U.S. Treasury or changes in law, regulation or administration.

We may be unsuccessful in obtaining a Private Letter Ruling (PLR) from the Internal Revenue Service relating to our sale of an interest in a portion of TECO Coal’s synthetic fuel production facilities.

      The sale relating to our 49% interest in TECO Coal’s synthetic fuel production facilities is contingent upon a positive response to our request for a PLR from the Internal Revenue Service allowing for the use of the Section 29 tax credits by the party to which this portion of the facilities was sold. The proceeds from the sale are being held in escrow pending resolution of this contingency. In the event that we do not receive the PLR, the buyer may rescind the transaction and we would not receive the earnings and cash flow benefits from the sale of the facilities. Similarly, the sale of any additional portion of our interest in our synthetic fuel production facilities will likely be dependent upon receipt of a PLR for that transaction as well.

Problems with operations could cause us to incur substantial costs.

      Each of our subsidiaries is subject to various operational risks, including accidents or equipment breakdown or failure and operations below expected levels of performance or efficiency. As operators of power generation facilities, Tampa Electric and TECO Power Services could incur problems such as the breakdown or failure of power generation equipment, transmission lines, pipelines or other equipment or processes which would result in performance below assumed levels of output or efficiency. Our outlook assumes normal operations and normal maintenance periods for our subsidiaries’ facilities.

The international projects and operations of TECO Power Services and TECO Transport are subject to risks that could result in losses or increased costs.

      TECO Power Services is involved in several international projects. These projects involve numerous risks that are not present in domestic projects, including expropriation, political instability, currency exchange rate fluctuations, repatriation restrictions, and regulatory and legal uncertainties. TECO Power Services attempts to manage these risks through a variety of risk mitigation measures, including specific contractual provisions, teaming with strong international and local partners, obtaining non-recourse financing and obtaining political risk insurance where appropriate.

      TECO Transport is exposed to operational risks in international ports, primarily in the form of its need to obtain suitable labor and equipment to safely discharge its cargoes in a timely manner. TECO Transport attempts to manage these risks through a variety of risk mitigation measures, including retaining agents with local knowledge and experience in successfully discharging cargoes and vessels similar to those used.

Changes in the environmental laws and regulations to which our regulated businesses are subject could increase our costs or curtail our activities.

      Our businesses are subject to regulation by various governmental authorities dealing with air, water and other environmental matters. Changes in compliance requirements or the interpretation by governmental authorities of existing requirements may impose additional costs on us or require us to curtail some of our businesses’ activities.

Risks Related to the Notes

The notes are effectively subordinated to all existing and future indebtedness of our subsidiaries and you may not receive full payment on the notes in the event of any liquidation, bankruptcy, reorganization or similar proceeding involving TECO Energy.

      In any liquidation, bankruptcy, reorganization or similar proceeding, there may not be sufficient assets to pay in full amounts due on the notes. The notes are obligations exclusively of TECO Energy, which, as a holding company, has no material assets other than its ownership of the common stock of its subsidiaries, including Tampa Electric Company. We will rely entirely upon distributions from our subsidiaries to meet the payment obligations under the notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the debt securities or otherwise to make any funds available to us, including the payment of dividends or other distributions or the extension of loans or advances. Further, the ability of our subsidiaries to make any payments to us would be dependent upon the terms of any credit facilities or other debt instruments of our subsidiaries and upon our subsidiaries’ earnings, which are subject to various business risks. In a liquidation, bankruptcy, reorganization or similar proceeding involving TECO Energy, claims of holders of the notes would be satisfied solely from our equity interests in our subsidiaries remaining after the satisfaction of claims of creditors of the subsidiaries. Accordingly, the notes are effectively subordinated to existing and future liabilities of our subsidiaries to their respective creditors. As of March 31, 2003, we had outstanding on a consolidated basis $3.8 billion of indebtedness, of which $2.0 billion was unsecured and unsubordinated debt ranking equally with the notes, and of which $1.8 billion was indebtedness and other liabilities of our subsidiaries.

There is currently no public market for the notes.

      The notes are a new issue of securities for which there is currently no public market. Although the underwriters have informed us that they currently intend to make a market in the notes, they are not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the liquidity of any market that may develop for the notes. We do not currently intend to apply for listing of the notes on any securities exchange.

      The liquidity of, and trading market for, the notes also may be adversely affected by general declines in the market or by declines in the market for similar securities. Such declines may adversely affect such liquidity and trading markets independent of our financial performance and prospects.

CAPITALIZATION

      The following table summarizes our cash and cash equivalents, short and long-term debt and capitalization (i) on a consolidated basis at March 31, 2003, as shown in the first column below, (ii) on a pro forma basis reflecting certain events subsequent to March 31, 2003, as shown in the second column below, and (iii) on a pro forma as adjusted basis to reflect the events shown in second column and the issuance and sale of the notes contemplated by this prospectus and our application of the net proceeds in the manner described in “Use of Proceeds,” as shown in the third column below.

	March 31, 2003 (unaudited)

	Actual		Pro Forma
	Amounts	Pro Forma(1)	As Adjusted

	($ in millions)
Cash and cash equivalents	$397.6	$166.0	$388.6 (2)
Restricted cash	1.6	1.6	1.6

Total cash related	$399.2	$167.6	$390.2

Short-term debt	$367.2	$367.2	$367.2
Long-term debt due within one year	119.1	44.1	44.1
Long-term debt, less amount due within one year	3,318.5	3,568.5	3,868.5
Redeemable preferred securities	200.0	200.0	200.0
Mandatorily convertible preferred securities	449.1	449.1	449.1
Common equity, including the effect of unearned compensation	2,550.0	2,550.0	2,550.0

Total capitalization	$7,003.9	$7,178.9	$7,478.9

(1)	Reflects the issuance of $250 million of notes by Tampa Electric Company in April 2003, the repayment of $75 million of Tampa Electric Company’s maturing first mortgage bonds in May 2003, the payment of $375 million to extinguish the equity bridge loans associated with the Union and Gila River projects and the posting of $30 million for collateral requirements.

(2)	Reflects the use of $70 million of the proceeds from this offering to repay short-term indebtedness under our bank revolving credit facility due in November 2004 which was borrowed and used in the ordinary course of business subsequent to March 31, 2003 and not reflected in Pro Forma Short-term debt.

      As of March 31, 2003, on a pro forma basis, assuming completion of the issuance and sale of the notes contemplated by this prospectus and the application of the proceeds as described in “Use of Proceeds,” we would have had outstanding $2.3 billion unsecured and unsubordinated debt ranking equally with the notes.

USE OF PROCEEDS

      We estimate that the net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses) from the offering of the 7.50% Notes due 2010 will be approximately $292.6 million. We expect to use the net proceeds in the short-term to repay short-term indebtedness under our bank revolving credit facility due in November 2004 and for general corporate purposes, which may include repaying short-term indebtedness under our bank credit facility term loan maturing in November 2003. Pending such uses, we will invest the net proceeds in short-term money market instruments. At June 9, 2003, we had $350 million outstanding under our bank credit facility term loan maturing in November 2003 at an interest rate of 1.92% and $70 million outstanding under our bank revolving credit facility due in November 2004 at an interest rate of 4.25%.

DESCRIPTION OF THE NOTES

      The notes will be issued under an indenture, dated as of August 17, 1998, as amended and supplemented by a ninth supplemental indenture thereto, between us and The Bank of New York, as trustee. The indenture was filed as an exhibit to our Registration Statement on Form S-3 dated August 24, 1998. The following description of the terms of the notes summarizes only the material terms of the notes. The description is not complete, and we refer you to the indenture, which is incorporated by reference in this prospectus. For purposes of the following description, unless otherwise indicated, a business day is any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulations to close in New York, New York.

General

      The notes offered hereby will be our unsubordinated and unsecured obligations and will rank equally in right of payment with all of our other unsubordinated and unsecured indebtedness. The notes will not limit other indebtedness or securities that we or any of our subsidiaries may incur or issue or, except as described below in “Limitation on Certain Liens,” contain financial or similar restrictions on us or any of our subsidiaries. The notes do not have a sinking fund. We may, without the consent of the holders of the notes, issue additional notes having the same ranking, the same interest rate, maturity and other terms, and the same CUSIP number, as the notes. Any additional notes having such similar terms, together with the notes, may constitute a single series of notes under the indenture.

Principal And Maturity

      The aggregate principal amount of the notes offered under this prospectus is $300,000,000. These notes will mature on June 15, 2010.

Interest

      The notes will bear interest at 7.50% per year (computed based on a 360-day year consisting of twelve 30-day months) for the period from June 13, 2003 to, but excluding, June 15, 2010. Interest on the notes will be payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2003 for interest accruing from June 13, 2003. Interest payments will be made to the persons in whose names the notes are registered on the 15th calendar day (whether or not a business day) immediately preceding the related interest payment date.

Form

      The notes will be issued only in fully registered form, without coupons, in minimum denominations of $1,000 or integral multiples of $1,000 in excess of $1,000. The notes will be initially issued as global securities. See “— Book-Entry, Delivery and Form” below for additional information concerning the notes and the book-entry system. The Depository Trust Company (DTC) will be the depositary with respect to the notes. Settlement of the sale of the notes to Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters will be in immediately available funds. The notes will trade in DTC’s Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, and secondary market trading activity in the notes will therefore settle in immediately available funds. We will make all payments of principal and interest in immediately available funds to DTC in The City of New York.

Optional Redemption

      The notes are redeemable at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

•	100% of the principal amount of notes then outstanding to be redeemed, plus accrued and unpaid interest thereon to the redemption date, or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes then outstanding to be redeemed (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (computed based on a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points (0.50%), as calculated by an Independent Investment Banker, plus accrued and unpaid interest thereon to the redemption date.

      “Adjusted Treasury Rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and

which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining life, as defined below, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      The Adjusted Treasury Rate will be calculated on the third business day preceding the redemption date.

      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

      “Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if an Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

      “Independent Investment Banker” means any of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated or J.P. Morgan Securities Inc. or any of their respective successors, as designated by us, or if all such firms are unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

      “Reference Treasury Dealer” means:

•	each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and their respective successors; provided that, if any such Reference Treasury Dealer ceases to be a primary U.S. Government securities dealer in New York City (Primary Treasury Dealer), we will substitute another Primary Treasury Dealer, and

•	up to one other Primary Treasury Dealer selected by us.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

      We will mail a notice of redemption at least 30 days but no more than 60 days before the redemption date to each holder of notes to be redeemed. If we elect to partially redeem the notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

      If we plan to redeem the notes, before the redemption occurs, we are not required to:

•	issue, register the transfer of, or exchange any note during the period beginning 15 days before the notice of redemption is mailed and ending on the day the notice is mailed; or

•	after the notice of redemption is mailed, register the transfer of or exchange any note selected for redemption, except, if we are redeeming only a part of a note, we are required to register the transfer of or exchange the unredeemed portion of the note if the holder so requests.

      Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Consolidation, Merger, Etc.

      We will not consolidate or merge with or into any other corporation or other organization, or sell, convey or transfer all or substantially all of our assets to any individual or organization, unless:

•	the successor is an individual or organization organized under the laws of the United States or any state thereof or the District of Columbia or under the laws of a foreign jurisdiction and such successor consents to the jurisdiction of the courts of the United States or any state thereof;

•	the successor or transferee expressly assumes our obligations under the indenture; and

•	the consolidation, merger, sale or transfer does not cause the occurrence of a default under the indenture.

      Upon the assumption by the successor of our obligations under the indenture and the notes, and the satisfaction of any other conditions required by the indenture, the successor will succeed to and be substituted for us under the indenture.

Limitation on Certain Liens

      The indenture contains the covenant described below, which will apply only while the notes are rated below BBB- (or an equivalent rating) by Standard & Poor’s or below Baa3 (or an equivalent rating) by Moody’s. Certain capitalized terms used below are defined under the heading “Certain Definitions” below.

      We will not, and will not permit any of our Restricted Subsidiaries to, create, incur or assume any Lien upon or with respect to any of our property of any character, including without limitation any shares of Capital Stock of Tampa Electric Company, without equally and ratably securing the notes (so long as any such other creditor shall be so secured). This restriction will not apply to:

•	Liens securing our Indebtedness or Indebtedness of our Restricted Subsidiaries if on the date such Liens are created, and after giving effect to such Indebtedness, the aggregate principal amount at maturity of all our secured Indebtedness at such date does not exceed 5% of Consolidated Net Tangible Assets;

•	Liens for taxes, pledges to secure workman’s compensation, other statutory obligations and materialman’s, mechanic’s and similar liens and purchase money liens; and

•	Liens incurred by Tampa Electric Company that are not prohibited by applicable legal and regulatory requirements, including without limitation the rules and regulations of the Florida Public Service Commission.

      The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause an event of default or an event that with notice or the passage of time or both would constitute an event of default; provided that in no event will any Restricted Subsidiary existing on the issuance date of the notes or any substantial portion of any of such Restricted Subsidiary’s businesses be transferred to or held by an Unrestricted Subsidiary. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if the designation would not cause an event of default or an event that with notice or the passage of time or both would constitute an event of default.

Certain Definitions

      “Affiliate” of any specified person (which includes any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision of any government) means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, “control,” as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

      “Board of Directors” means:

      (1) with respect to a corporation, the board of directors of the corporation;

      (2) with respect to a partnership, the board of directors of the general partner of the partnership; and

      (3) with respect to any other person, the board or committee of such person serving a similar function.

      “Capital Lease Obligation” of a person means any obligation that is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with GAAP; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP; the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty; and such obligation shall be deemed secured by a Lien on any property or assets to which such lease relates.

      “Capital Stock” means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock, including any Preferred Stock or letter stock; provided, that Hybrid Preferred Securities are not considered Capital Stock for purposes of this definition.

      “Consolidated Current Liabilities” means, for any period, the aggregate amount of our liabilities and the liabilities of our Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after (1) eliminating all inter-company items between us and any Restricted Subsidiary and (2) deducting all current maturities of long-term Indebtedness, all as determined in accordance with GAAP.

      “Consolidated Net Tangible Assets” means, for any period, the total amount of assets (less accumulated depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) as set forth on the most recently available quarterly or our annual consolidated balance sheet with our Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of:

•	Consolidated Current Liabilities;

•	minority interests in Consolidated Subsidiaries held by persons other than us or a Restricted Subsidiary;

•	excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors as evidenced by Board resolutions;

•	any revaluation or other write-up in value of assets subsequent to December 31, 2002, as a result of a change in the method of valuation in accordance with GAAP;

•	unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

•	treasury stock; and

•	any cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities.

      “Consolidated Subsidiary” means, any subsidiary whose accounts are or are required to be consolidated with our accounts in accordance with GAAP.

      “Credit Facilities” means, one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, supplemented, renewed, refunded, restructured, replaced or refinanced in whole or in part from time to time.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the issuance date of the notes.

      “Hybrid Preferred Securities” means any preferred securities issued by a Hybrid Preferred Securities Subsidiary, where such preferred securities have the following characteristics:

•	such Hybrid Preferred Securities Subsidiary lends substantially all of the proceeds from the issuance of such preferred securities to us in exchange for subordinated debt issued by us or lends substantially all of the proceeds from the issuance of such preferred securities to a second Hybrid Preferred Securities Subsidiary, which in turn lends substantially all of the proceeds from the issuance of its preferred securities to us in exchange for subordinated debt issued by us;

•	such preferred securities contain terms providing for the deferral of distributions corresponding to provisions providing for the deferral of interest payments on such subordinated debt; and

•	we make periodic interest payments on such subordinated debt, which interest payments are in turn used by the Hybrid Preferred Securities Subsidiary or Hybrid Preferred Securities Subsidiaries to make corresponding payments to the holders of the Hybrid Preferred Securities.

      “Hybrid Preferred Securities Subsidiary” means any business trust:

•	all of the common equity interest of which is owned (either directly or indirectly through one or more of our wholly-owned Subsidiaries) at all times by us or whose sole depositor is another Hybrid Preferred Securities Subsidiary;

•	that has been formed for the purpose of issuing Hybrid Preferred Securities; and

•	substantially all of the assets of which consist at all times solely of subordinated debt issued by us or the preferred securities of a second Hybrid Preferred Securities Subsidiary and payments made from time to time on such subordinated debt or preferred securities, as the case may be; or

any limited liability company (or similar entity):

•	all of the common equity interest of which is owned (either directly or indirectly through one or more of our wholly-owned Subsidiaries) at all times by us;

•	that has been formed for the purpose of issuing Hybrid Preferred Securities; and

•	substantially all of the assets of which consist at all times solely of subordinated debt issued by us and payments made from time to time on such subordinated debt.

      “Indebtedness” of any person means, without duplication:

•	the principal of and premium (if any) in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

•	all Capital Lease Obligations of such person;

•	all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

•	all obligations of such person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in the bullet points above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

•	all obligations of the type referred to in the bullet points above of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable as obligor, guarantor or otherwise; and

•	all obligations of the type referred to in the bullet points above of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured.

      “Lien” means any lien, mortgage, pledge, security interest, conditional sale, title retention agreement or other charge or encumbrance of any kind.

      “Non-Recourse Debt” means Indebtedness:

      (1) as to which neither we nor any of our Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

      (2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any of our other Indebtedness (other than the notes or any Credit Facility) or of any of our Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

      (3) as to which the lenders have been notified in writing that they will not have any recourse to our stock or assets or of the stock or assets of any of our Restricted Subsidiaries.

      “Preferred Stock” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation; provided, that Hybrid Preferred Securities are not considered Preferred Stock for purposes of this definition.

      “Restricted Subsidiary” of a person means any Subsidiary of the referent person that is not an Unrestricted Subsidiary.

      “Subsidiary” means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by us or by one or more other Subsidiaries, or by us and one or more other Subsidiaries. For the purposes of this definition, “voting stock” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

      “Unrestricted Subsidiary” means each of TECO Power Services Corporation and its Subsidiaries and any other of our Subsidiaries (other than any Subsidiary existing on the issuance date of the notes or any successor to any of them) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board resolution, but only to the extent that such subsidiary being designated as an Unrestricted Subsidiary:

      (1) has no Indebtedness other than Non-Recourse Debt;

      (2) is not party to any agreement, contract, arrangement or understanding with us or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to us or such Restricted Subsidiary than those that might be obtained at the time from persons who are not our affiliates;

      (3) is a person with respect to which neither we nor any of our Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Capital Stock or (b) to maintain or preserve such person’s financial condition or to cause such person to achieve any specified levels of operating results;

      (4) has not guaranteed or otherwise directly or indirectly provided credit support for any of our Indebtedness or Indebtedness of any of our Restricted Subsidiaries; and

      (5) has at least one director on its Board of Directors that is not our director or executive officer or a director or officer of any Restricted Subsidiary and has at least one executive officer that is not a director or executive officer of ours or any of our Restricted Subsidiaries.

      Any designation of a Subsidiary of ours as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “Limitation on Certain Liens.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture.

      “Voting Stock” means securities of any class or classes the holders of which are ordinarily, in the absence of contingencies, entitled to vote for corporate directors (or persons performing similar functions).

Book-Entry, Delivery and Form

      The notes will be issued in the form of one or more securities in global form. Each global security will be deposited on the date of the closing of the sale of the notes with, or on behalf of DTC, and registered in the name of Cede & Co., as DTC’s nominee.

      DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between those participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (referred to as the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

      We expect that under procedures established by DTC, (1) upon deposit of the global securities, DTC will credit the accounts of participants designated by Merrill Lynch, Pierce, Fenner & Smith Incorporated with portions of the principal amount of the global securities and (2) ownership of such interests in the global securities will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global securities).

      Investors in the global securities may hold their interests directly through DTC if they are participants in that system, or indirectly through organizations which are participants in that system. All interests in a global security may be subject to the procedures and requirements of DTC. The laws of some states require that some persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a global security to those persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and some banks, the ability of a person with beneficial interests in a global security to pledge that interest to persons that do not participate in the DTC system, or to take other actions regarding that interest, may be affected by the lack of a physical certificate evidencing those interests.

      Except as described below, owners of interests in the global securities will not have notes registered in their name, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of notes for any purpose.

      Payments on the global securities registered in the name of DTC or its nominee will be payable by the trustee to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the trustee will treat the persons in whose names the notes, including the global securities, are registered, as the owners for the purpose of receiving those payments and for any and all other purposes.

      Consequently, neither the trustee nor any agent of the trustee has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to, or payments made on account of beneficial ownership interests in, the global security or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global security, or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

      DTC’s current practice, upon receipt of any payment on securities such as the notes, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amounts of beneficial interests in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on the payment date. Payments by the participants and the indirect participants to the beneficial owners of the notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

      DTC will take any action permitted to be taken by a holder of the notes only at the direction of one or more participants to whose account with DTC interests in the global securities are credited and only in respect of such portion of the notes as to which the participant or participants has or have given such direction. However, if there is an event of default with respect to the notes, DTC reserves the right to exchange the global securities for notes in certificated form and to distribute the notes to its participants.

      A global security is exchangeable for notes in registered certificated form if:

•	DTC notifies us that it is unwilling or unable to continue as clearing agency for the global securities or has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 and we fail to appoint a successor clearing agency,

•	we in our sole discretion elect to cause the issuance of definitive certificated notes, or

•	there has occurred and is continuing an event of default under the indenture.

      The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we have not independently determined the accuracy thereof. We will not have any responsibility for the performance by DTC or its participants of their obligations under the rules and procedures governing their operations.

UNDERWRITING

      We intend to offer the notes through the underwriters, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Principal
Amount
Underwriter
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	$105,000,000
Citigroup Global Markets Inc.	75,000,000
Morgan Stanley & Co. Incorporated	75,000,000
J.P. Morgan Securities Inc.	45,000,000

Total	$300,000,000

      The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus, and to dealers at that price less a concession not in excess of 0.50% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of 0.25% of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The expenses of the offering, not including the underwriting discount, are estimated to be $500,000 and are payable by us.

New Issue of Notes

      The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

NASD Regulations

      Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). This rule requires that the yield of a debt security be no lower than the yield recommended by a qualified independent underwriter which has participated in the preparation of the prospectus and performed its usual standard of due diligence with respect to the prospectus. Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as qualified independent underwriter for the offering. The yield on the notes will be no lower than that recommended by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Price Stabilization and Short Positions

      In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

      In the ordinary course of business, certain of the underwriters and their respective affiliates have provided, and may in the future provide, financial advisory, investment banking and other financial and banking services, and the extension of credit, to us or our subsidiaries, including our existing credit facilities that expire in November 2003 and November 2004 in both of which an affiliate of Citigroup Global Markets Inc. is the agent, and our credit facility with an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, which expires in October 2004. These underwriters and their affiliates have received, and may in the future receive, customary fees and commissions for their services.

LEGAL MATTERS

      Certain legal matters with respect to the legality of the notes offered hereby will be passed upon for us by Palmer & Dodge LLP, Boston, Massachusetts. Ropes & Gray LLP, Boston, Massachusetts will pass upon certain matters for the underwriters.

TECO ENERGY, INC.

Debt Securities, Preferred Stock, Common Stock,

Stock Purchase Contracts, Stock Purchase Units and Warrants

       We plan to offer to the public from time to time:

•	debt securities consisting of debentures, notes or other evidences of indebtedness,

•	preferred stock,

•	common stock,

•	stock purchase contracts,

•	stock purchase units, and

•	warrants or other rights to purchase common stock, preferred stock or debt securities.

      Our common stock trades on the New York Stock Exchange under the symbol “TE”.

      This prospectus provides you with a general description of the securities we may offer. We may offer the securities as separate series, in amounts, prices and on terms determined at the time of the sale. When we offer securities, we will provide a prospectus supplement or a term sheet describing the terms of the specific issue, including the offering price of the securities. You should read both this prospectus and any prospectus supplement or term sheet, together with the additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 16 of this prospectus, before you make your investment decision.

      We will sell the securities to underwriters or dealers, through agents, or directly to investors.

      Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is January 2, 2003

      TECO Energy, Inc.  •  702 North Franklin Street  •  Tampa, Florida 33602  •  (813) 228-4111

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. The registration statement registered both the securities described in this prospectus as well as other securities issuable by us, TECO Capital Trust III and TECO Funding Company III, LLC. Under the shelf process, we, TECO Capital Trust III, and TECO Funding Company III, LLC may, from time to time, issue and sell to the public any combination of the securities described in the registration statement in one or more offerings up to a total dollar amount of $598,578,450.

      In this prospectus, “we”, “our”, “ours” and “us” refer to TECO Energy, Inc. unless the context requires otherwise.

RISK FACTORS

      In deciding whether to purchase our securities, in addition to the other information contained in this prospectus, you should consider carefully any risk factors we may include, if appropriate, in the applicable prospectus supplement or term sheet. You should also consider the “Investment Considerations” included in our Current Report on Form 8-K filed with the SEC on December 19, 2002, which is incorporated by reference in this prospectus, as the same may be amended, supplemented or superseded from time to time by our future filings under the Securities Exchange Act of 1934.

FORWARD-LOOKING STATEMENTS

      This prospectus, any prospectus supplement or term sheet, and the documents we have incorporated by reference may contain forward-looking statements. Such statements relate to future events or our future financial performance. We use words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “project,” “will” or other similar words to identify forward-looking statements.

      Without limiting the foregoing, any statements relating to our

•	earnings estimates and outlooks;

•	anticipated capital expenditures;

•	future cash flows and borrowings;

•	potential future merger opportunities and/or asset sales or monetizations; and

•	sources of funding

are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

      Among the factors that could cause actual results to differ materially are:

•	the effect of our substantial indebtedness on our financial condition and financial flexibility;

•	ratings downgrades that could affect our ability to access capital and to make payments on subordinated debt or pay dividends, our ability to maintain compliance with covenants in our borrowing arrangements and increase our financing costs;

•	our ability to reduce capital expenditures and complete monetizations and other transactions to raise cash as planned;

•	limitations on our ability to obtain cash flow on which we depend from our subsidiaries;

•	interest rates and other factors that could impact our ability to obtain access to sufficient capital on satisfactory terms;

•	the effect of market conditions on TECO Power Services’ power plants, which have no guaranteed rate of return;

•	potential capital arrangements or write-offs associated with our projects;

•	our ability to successfully complete and finance our projects on schedule and within budget;

•	our ability to manage our market and credit risk;

•	general economic conditions, particularly those affecting energy sales in our service area;

•	potential competitive changes in the electric and gas industries, particularly in the area of retail competition;

•	federal and state regulatory initiatives that increase competition or costs, threaten investment recovery, or impact rate structure;

•	variations in weather conditions and seasonal variations affecting energy sales and operating costs;

•	commodity price changes, including the price of energy affecting our businesses;

•	availability of transmission for sale of our power;

•	any adverse changes in nonconventional fuel tax credit laws, regulations or administration, or in our ability to generate sufficient taxable income to utilize those credits;

•	problems with our subsidiaries’ operations such as accidents or equipment failures that, if they occurred, would cause us to incur substantial costs;

•	adverse economic or political developments in the foreign countries in which our shipping business or TECO Power Services have operation; and

•	changes in environmental regulation that may impose additional costs or curtail some of our activities.

      When considering forward-looking statements, you should keep in mind the cautionary statements in this prospectus, any prospectus supplement or term sheet and the documents incorporated by reference, including the Investment Considerations included in our filings with the SEC.

TECO ENERGY

      We are an electric and gas utility holding company, exempt from registration under the Public Utility Holding Company Act of 1935, with important unregulated activities. We have a balance of regulated utility companies in the growing Florida market and profitable unregulated companies. Our unregulated businesses include independent power generation and distribution, marine transportation, coal mining, coalbed methane gas production, the marketing of natural gas, energy and engineering services and, indirectly, the sale of propane gas. You can find a more complete description of our business and recent activities in the documents listed under “WHERE YOU CAN FIND MORE INFORMATION.” The address of our principal executive office is 702 North Franklin Street, Tampa, Florida 33602, and the telephone number is (813) 228-4111.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

      The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for each of the periods shown. If any series of debt or preferred stock securities should be used to repay our outstanding debt or retire other securities, we will present a pro forma ratio in the applicable prospectus supplement or term sheet if the change in a ratio would be ten percent or greater.

		Year Ended December 31,
	Nine Months Ended
	September 30, 2002	2001	2000	1999	1998	1997

Ratio of Earnings to Fixed Charges	2.81x	2.41x(1)	2.42x(1)	3.14x(1)(2)	3.55x(1)(3)	3.65x(1)(4)
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.81x	2.41x(1)	2.42x(1)	3.14x(1)(2)	3.55x(1)(3)	3.65x(1)(4)

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investees and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1)	All prior periods presented reflect the reclassification of TECO Coalbed Methane’s results from continuing operations to discontinued operations. In September 2002, we announced our intention and initiated a plan to sell the TECO Coalbed Methane gas assets.

(2)	Includes the effect of other non-recurring pretax items totaling $21.0 million recorded at Tampa Electric Company, TECO Investments, Inc. and TECO Energy. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.48x for the year ended December 31, 1999.

(3)	Includes the effect of other non-operating pretax items totaling $30.5 million associated with write-offs at TECO Coal Corporation and Tampa Electric, and $0.6 million pretax of merger-related costs. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.83x for the year ended December 31, 1998.

(4)	Includes a $2.6-million pretax charge for all transactions associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.68x for the year ended December 31, 1997.

DESCRIPTION OF DEBT SECURITIES

      The debt securities will be unsecured and, unless indicated otherwise in the applicable prospectus supplement or term sheet, will rank on parity with all our other unsecured and unsubordinated indebtedness. We will issue debt securities in one or more series under an indenture dated as of August 17, 1998 between us and The Bank of New York, as trustee. We filed the indenture as an exhibit to the registration statement on Form S-3 dated August 24, 1998. The following description of the terms of the debt securities summarizes only the material terms of the debt securities. The description is not complete, and we refer you to the indenture, which we incorporate by reference.

General

      The indenture does not limit the aggregate principal amount of the debt securities or of any particular series of debt securities that we may issue under it. We are not required to issue debt securities of any series at the same time nor must the debt securities within any series bear interest at the same rate or mature on the same date.

      Each time that we issue a new series of debt securities, the prospectus supplement or term sheet relating to that new series will describe the particular amount, price and other terms of those debt securities. These terms may include:

•	the title of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable or the method by which such date or dates will be determined;

•	the rate or rates at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined, and the date or dates from which any such interest will accrue;

•	the date or dates on which any such interest will be payable and the record dates, if any, for any such interest payments;

•	if applicable, whether we may extend the interest payment periods and, if so, the permitted duration of any such extensions;

•	the place or places where the principal of and interest on the debt securities will be payable;

•	any obligation we may have to redeem or purchase the debt securities pursuant to any sinking fund, purchase fund or analogous provision or at the option of the holder and the terms and conditions on which the debt securities may be redeemed or purchased pursuant to an obligation;

•	the denominations in which we will issue the debt securities, if other than denominations of $1,000;

•	the terms and conditions, if any, on which we may redeem the debt securities;

•	the currency, currencies or currency units in which we will pay the principal of and any premium and interest on the debt securities, if other than U.S. dollars, and the manner of determining the equivalent in U.S. dollars;

•	whether we will issue any debt securities in whole or in part in the form of one or more global securities and, if so, the identity of the depositary for the global security and any provisions regarding the transfer, exchange or legending of any such global security if different from those described below under the caption “Global Securities”;

•	any addition to, change in or deletion from the events of default or covenants described in this prospectus with respect to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of the debt securities due and payable;

•	any index or formula used to determine the amount of principal of or any premium or interest on the debt securities and the manner of determining any such amounts;

•	any terms relating to the conversion of the debt security into our common stock, preferred stock or other security issuable by us;

•	any subordination of the debt securities to any of our other indebtedness; and

•	other material terms of the debt securities.

      Unless the prospectus supplement or term sheet relating to the issuance of a series of debt securities indicates otherwise, the debt securities will have the following characteristics:

      We will issue debt securities only in fully registered form, without coupons and, generally, in denominations of $1,000 or multiples of $1,000. We will not charge a service fee for the registration, transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with registration, transfer or exchange.

      The principal of, and any premium and interest on, any debt securities will be payable at the corporate trust office of The Bank of New York in New York, New York. Debt securities will be exchangeable and transfers thereof will be registrable at this corporate trust office. Payment of any interest due on any debt security will be made to the person in whose name the debt security is registered at the close of business on the regular record date for interest.

      We will have the right to redeem the debt securities only upon written notice mailed between 30 and 60 days prior to the redemption date.

      If we plan to redeem the debt securities, before the redemption occurs, we are not required to:

•	issue, register the transfer of, or exchange any debt security of that series during the period beginning 15 days before we mail the notice of redemption and ending on the day we mail the notice; or

•	after we mail the notice of redemption, register the transfer of or exchange any debt security selected for redemption, except, if we are only redeeming a part of a debt security, we are required to register the transfer of or exchange the unredeemed portion of the debt security if the holder so requests.

      We may offer and sell debt securities at a substantial discount below their principal amount. We will describe any applicable special federal income tax and other considerations, if any, in the relevant prospectus supplement or term sheet. We may also describe certain special federal income tax or other considerations, if any, applicable to any debt securities that are denominated in a currency or currency unit other than U.S. dollars in the relevant prospectus supplement or term sheet.

      The debt securities do not provide special protection in the event we are involved in a highly leveraged transaction.

      The debt securities are obligations exclusively of TECO Energy, Inc., which, as a holding company, has no material assets other than its ownership of the common stock of its subsidiaries, including Tampa Electric Company. We will rely entirely upon distributions from our subsidiaries to meet the payment obligations under the debt securities. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the debt securities or otherwise to make any funds available to us including the payment of dividends or other distributions or the extension of loans or advances. Furthermore, the ability of our subsidiaries to make any payments to us would be dependent upon the terms of any credit facilities of the subsidiaries and upon the subsidiaries’ earnings, which are subject to various business risks. In a bankruptcy or insolvency proceeding, claims of holders of the debt securities would be satisfied solely from our equity interests in our subsidiaries remaining after the satisfaction of claims of creditors of the subsidiaries. Accordingly, the debt securities are effectively subordinated to existing and future liabilities of our subsidiaries to their respective creditors.

Global Securities

      If we decide to issue debt securities in the form of one or more global securities, then we will register the global securities in the name of the depositary for the global securities or the nominee of the depositary and the global securities will be delivered by the trustee to the depositary for credit to the accounts of the holders of beneficial interests in the debt securities.

      The prospectus supplement or term sheet will describe the specific terms of the depositary arrangement for debt securities of a series that are issued in global form. Neither we, the trustee, any payment agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

Consolidation, Merger, Etc.

      We will not consolidate or merge with or into any other corporation or other organization, or sell, convey or transfer all or substantially all of our assets to any individual or organization, unless:

•	the successor is an individual or organization organized under the laws of the United States or any state thereof or the District of Columbia, or under the laws of a foreign jurisdiction and such successor consents to the jurisdiction of the courts of the United States or any state thereof;

•	the successor or transferee expressly assumes our obligations under the indenture; and

•	the consolidation, merger, sale or transfer does not cause the occurrence of a default under the indenture.

      Upon the assumption by the successor of our obligations under the indenture and the debt securities issued thereunder, and the satisfaction of any other conditions required by the indenture, the successor will succeed to and be substituted for us under the indenture.

Modification of the Indenture

      The indenture provides that we or the trustee may modify or amend its terms with the consent of (i) the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each affected series and (ii) 66 2/3% in aggregate principal amount of the outstanding debt securities of all affected series. However, without the consent of each holder of all of the outstanding debt securities affected by a modification, we may not:

•	change the date stated on the debt security on which any payment of principal or interest is stated to be due;

•	reduce the principal amount or any premium or interest on, any debt security, including in the case of a discounted debt security, the amount payable upon acceleration of the maturity thereof;

•	change the place of payment or currency of payment of principal of, or premium, if any, or interest on, any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security after the stated maturity (or, in the case of redemption, on or after the redemption date); or

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of the holders of which is required for modification or amendment of the indenture, for waiver of compliance with some provisions of the indenture or for waiver of some defaults.

      Under limited circumstances and only upon the fulfillment of conditions, we and the trustee may make modifications and amendments of the indenture without the consent of any holders of the debt securities.

      The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to that series except:

•	a default in the payment of principal of, or any premium or interest on, any debt security of that series;

•	in respect of a covenant or provision under the indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of the affected series.

Events of Default

      An event of default with respect to debt securities of any series issued under the indenture is any one of the following events (unless inapplicable to the particular series, specifically modified or deleted as a term of such series or otherwise modified or deleted in an indenture supplemental to the indenture):

•	we fail to pay any interest on any debt security of that series when due, and such failure has continued for 30 days;

•	we fail to pay principal of or premium, if any, on any debt security of that series when due;

•	we fail to deposit any sinking fund payment in respect of any debt security of that series when due, and such failure has continued for 30 days;

•	we fail to perform any other covenant in the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), and such failure has continued for 90 days after we receive written notice as provided in the indenture;

•	events of bankruptcy, insolvency or reorganization; and

•	any other event defined as an event of default with respect to debt securities of a particular series.

      If an event of default with respect to any series of debt securities occurs and is continuing, the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if any debt securities of that series are discounted debt securities, a portion of the principal amount that the terms of the series may specify) of all debt securities of that series to be immediately due and payable. Under some circumstances, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul that declaration and its consequences. The prospectus supplement or term sheet relating to any series of debt securities which are discounted debt securities will specify the particular provisions relating to acceleration of a portion of the principal amount of the discounted debt securities upon the occurrence of an event of default and the continuation of the event of default.

      Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default occurs and is continuing, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to such provisions for security and indemnification of the trustee and other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

      The holder of any debt security will have an absolute and unconditional right to receive payment of the principal of and any premium and, subject to limitations specified in the indenture, interest on such debt security on its stated maturity date (or, in the case of redemption, on the redemption date) and to institute suit for the enforcement of any of these payments.

      We must furnish to the trustee an annual statement that to the best of our knowledge we are not in default in the performance and observance of any terms, provisions or conditions of the indenture or, if there has been such a default, specifying each default and its status.

Satisfaction and Discharge of the Indenture

      We will have satisfied and discharged the indenture and it will cease to be in effect (except as to our obligations to compensate, reimburse and indemnify the trustee pursuant to the indenture and some other obligations) when we deposit or cause to be deposited with the trustee, in trust, an amount sufficient to pay and discharge the entire indebtedness on the debt securities not previously delivered to the trustee for cancellation, for the principal (and premium, if any) and interest to the date of the deposit (or to the stated maturity date or earlier redemption date for debt securities that have been called for redemption).

Defeasance of Debt Securities

      Unless otherwise provided in the prospectus supplement or term sheet for a series of debt securities, we may cause ourself (subject to the terms of the indenture) to be discharged from any and all obligations with respect to any debt securities or series of debt securities (except for certain obligations to register the transfer or exchange of such debt securities, to replace such debt securities if stolen, lost or mutilated, to maintain paying agencies and to hold money for payment in trust) on and after the date the conditions set forth in the indenture are satisfied. Such conditions include the deposit with the trustee, in trust for such purpose, of money and/or U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the stated maturity date of such payments or upon redemption, as the case may be, in accordance with the terms of the indenture and such debt securities.

      Under current U.S. federal income tax law, the defeasance of the debt securities would be treated as a taxable exchange of the relevant debt securities in which holders of debt securities would recognize gain or loss. In addition, thereafter, the amount, timing and character of amounts that holders would be required to include in income might be different from that which would be includable in the absence of such defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than the U.S. federal income tax law.

The Trustee

      The trustee is The Bank of New York, which maintains banking relationships with us in the ordinary course of business and serves as trustee under other indentures with us and some of our affiliates.

Governing Law

      The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF PREFERRED STOCK

      We currently have authorized 10,000,000 shares of undesignated preferred stock, $1.00 par value per share, none of which were issued and outstanding as of the date of this prospectus. Under Florida law and our charter, our board is authorized to issue shares of preferred stock from time to time in one or more series without shareholder approval.

      Subject to limitations prescribed by Florida law and our charter and by-laws, our board can determine the number of shares constituting each series of preferred stock and the designation, preferences, voting powers, qualifications, and special or relative rights or privileges of that series. These may include provisions as may be desired concerning voting, redemption, dividends, dissolution, or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the board or an authorized committee of the board.

      Our board is authorized to determine the voting rights of any series of preferred stock, subject to the following restrictions in our charter:

•	holders of shares of our preferred stock are not entitled to more than the lesser of (i) one vote per $100 of liquidation value and (ii) one vote per share, when voting as a class with the holders of shares of our common stock; and

•	holders of shares of our preferred stock are not entitled to vote on any matter separately as a class, other than (i) as required by Florida law, or (ii) as specified in the terms of the preferred stock, if the matter to be voted upon would affect the powers, preferences or special rights of the series or with respect to the election of directors in the event of our failure to pay dividends on the series.

      If we offer a specific series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for such offering and will file a copy of the charter amendment establishing the terms of the preferred stock with the SEC. This description will include:

•	the title and stated value;

•	the number of shares offered, the liquidation preference per share and the purchase price;

•	the dividend rate(s), period(s) and/or payment date(s), or method(s) of calculation for dividends;

•	whether dividends will be cumulative, partially cumulative or non-cumulative and, if cumulative or partially cumulative, the date from which the dividends will accumulate;

•	the procedures for any auction or remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption, if applicable;

•	any listing of the preferred stock on any securities exchange or market;

•	whether the preferred stock will be convertible into any series of our common stock, and, if applicable, the conversion price (or how it will be calculated) and exchange period;

•	voting rights, if any, of the preferred stock;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

•	any limitations on issuance of any class or series of preferred stock ranking senior to or on parity with the series of preferred stock as to dividend rights and rights upon our liquidation, dissolution or winding up;

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

      The preferred stock offered by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

      Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank as follows:

•	senior to all classes or series of our common stock, and to all equity securities issued by us, the terms of which specifically provide that they rank junior to the preferred stock with respect to those rights;

•	on a parity with all equity securities we issue that do not rank senior or junior to the preferred stock with respect to those rights; and

•	junior to all equity securities we issue, the terms of which do not specifically provide that they rank on a parity with or junior to the preferred stock with respect to these rights.

      As used for these purposes, the term “equity securities” does not include convertible debt securities.

DESCRIPTION OF COMMON STOCK

      Our authorized common stock consists of 400,000,000 shares, $1.00 par value per share. At December 2, 2002, there were 175,813,331 shares of common stock issued and outstanding. The approximate number of shareholders of record of our common stock as of December 2, 2002 was 23,487.

      Each share of our common stock is entitled to one vote on all matters requiring a vote of shareholders and, subject to the rights of the holders of any outstanding shares of preferred stock, are entitled to receive any dividends, in cash, securities or property, as our board may declare. We may not pay cash dividends on our common stock at any time when we have deferred interest payments on our 8.50% Junior Subordinated Notes Due 2041 issued in connection with the issuance of the 8.50% Trust Preferred Securities of TECO Capital Trust I or our 5.11% Junior Subordinated Notes Due January 15, 2007 issued in connection with the issuance of the 5.11% Trust Preferred Securities of TECO Capital Trust II issued as part of our 9.50% Equity Security Units. Also, we may not pay cash dividends on our common stock if our 10.50% Notes Due 2007 fall below a certain credit rating and such payment would result in an event of default under the indenture or the aggregate of payments by us relating to our common stock exceeds a certain limit as set forth in the indenture and an eighth supplemental indenture. We filed the indenture as an exhibit to the registration statement on Form S-3 dated August 24, 1998 and the eighth supplemental indenture as an exhibit to the current report on Form 8-K dated November 20, 2002.

      In the event of our liquidation, dissolution or winding up, either voluntary or involuntary, subject to the rights of the holders of any outstanding shares of preferred stock, holders of common stock are entitled to share pro-rata in all of our remaining assets available for distribution.

      The common stock issued by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

      EquiServe, L.P. is the transfer agent and registrar for our common stock. Its phone number is 800-650-9222.

ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND

BYLAWS, FLORIDA LAW AND OUR RIGHTS PLAN

Required Vote for Authorization of Certain Actions

      Our Articles require the vote of the holders of at least 80% of the combined voting power of the then outstanding shares of stock of all classes and series entitled to vote generally in the election of directors for approval of certain business combinations, including certain mergers, asset sales, security issuances, recapitalizations and liquidations, involving us or our subsidiaries and certain acquiring persons (namely a person, entity or specified group which beneficially owns more than 10% of the voting power of the then outstanding shares of our capital stock entitled to vote generally in an election of directors), unless such business combination has been approved by a majority of disinterested directors, or the fair market value and other procedural requirements of our Articles are met.

Election and Removal of Directors

      Our board of directors is divided into three classes. The directors in each class serve for a three year term, one class being elected each year by our stockholders. A vote of a majority of the board or 80% of the combined voting power of the then outstanding shares of stock, voting together as a single class, is required to remove a director, with or without cause. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors. Under the terms of our bylaws and Articles, these provisions cannot be changed without a supermajority vote of our stockholders.

Under Florida Law

      Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The “Control Share Acquisitions” section of the Florida Business Corporation Act, or FBCA, generally provides that shares acquired in excess of certain specified thresholds, beginning at 20% of a corporation’s outstanding voting shares, will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation’s disinterested shareholders. We have provided in our bylaws that the Control Share Acquisition Act shall not apply to us.

      The “Affiliated Transactions” section of the FBCA generally requires majority approval by disinterested directors or supermajority approval of disinterested shareholders of certain specified transactions (such as a merger, consolidation, sale of assets, issuance or transfer of shares or reclassifications of securities) between a corporation and a holder of more than 10% of the outstanding shares of the corporation, or any affiliate of such shareholder.

Rights Plan

      We have a shareholder rights plan. Under the plan, each outstanding share of our common stock carries with it a right, currently unexercisable, that if triggered permits the holder to purchase large amounts of our or any successor entity’s securities at a discount and/or trade those purchase rights separately from the common stock. The rights are triggered when a person acquires, or makes a tender or exchange offer to acquire, 10% of our common stock. The plan, however, prohibits the 10%-acquiror, or its affiliates, from exercising our shares’ purchase rights. As a result the acquiror’s interest in TECO Energy is substantially diluted. The rights expire in May 2009, subject to extension. We may also redeem the rights at a nominal price per right until 10 business days after a triggering event.

      These and other provisions of our Articles, bylaws and rights plan could discourage potential acquisition proposals and could delay or prevent a change in control.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

AND STOCK PURCHASE UNITS

      We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock or preferred stock at a future date or dates (which we refer to as stock purchase contracts). The price per share of common stock or preferred stock and the number of shares of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred stock, trust preferred securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders’ obligations to purchase the common stock or preferred stock under the stock purchase contracts (which we refer to as stock purchase units). The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder’s obligation under the original stock purchase contract.

      We will describe the material terms of the stock purchase contracts or stock purchase units and, if applicable, prepaid securities in the applicable prospectus supplement. We will also describe any material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS AND OTHER PURCHASE RIGHTS

General

      We may issue warrants and/or other rights to purchase debt securities (which we refer to as debt warrants), preferred stock (which we refer to as preferred stock warrants) or common stock (which we refer to as common stock warrants). We may issue any of these warrants or purchase rights (which we refer to generally as warrants) independently or together with other securities offered by this prospectus and attached to or separate from the other securities. If we issue warrants, we will issue them under warrant agreements between us and a bank or trust company, as agent, all of which will be described in the prospectus supplement relating to the warrants we are offering.

Debt Warrants

      We will describe the terms of debt warrants offered in the applicable prospectus supplement, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

•	the title;

•	the aggregate number offered;

•	their issue price or prices;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise, and the procedures and conditions relating to exercise;

•	the designation and terms of any related debt securities and the number of debt warrants issued with each security;

•	if applicable, the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise, and the price at which that principal amount of debt securities may be purchased upon exercise;

•	the commencement and expiration dates of the right to exercise;

•	the maximum or minimum number which may be exercised at any time;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to exercise;

•	and any other terms, including terms, procedures and limitations relating to exercise.

      Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations, and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before exercising their debt warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments of principal of, premium, if any, or interest, if any, on the securities purchasable upon exercise.

Other Warrants

      The applicable prospectus supplement will describe the following terms of preferred stock warrants or common stock warrants offered under this prospectus:

•	the title;

•	the securities issuable upon exercise;

•	the issue price or prices;

•	the number of warrants issued with each share of preferred stock or common stock;

•	any provisions for adjustment of (i) the number or amount of shares of preferred stock or common stock issuable upon exercise of the warrants or (ii) the exercise price;

•	if applicable, the date on and after which the warrants and the related preferred stock or common stock will be separately transferable;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

•	the commencement and expiration dates of the right to exercise;

•	the maximum and minimum number that may be exercised at any time; and

•	any other terms, including terms, procedures, and limitations relating to exchange or exercise.

Exercise of Warrants

      Each warrant will entitle the holder to purchase for cash the principal amount of debt securities or shares of preferred stock or common stock at the applicable exercise price set forth in, or determined as described in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

      Warrants may be exercised by delivering to the corporate trust office of the warrant agent or any other officer indicated in the applicable prospectus supplement (i) the warrant certificate properly completed and duly executed and (ii) payment of the amount due upon exercise. As soon as practicable following exercise, we will forward the debt securities or shares of preferred stock or common stock purchasable upon exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

USE OF PROCEEDS

      We intend to add the net proceeds from the sale of the securities to our general funds to be used for general corporate purposes, which may include investment in subsidiaries, working capital, capital expenditures, repayment of debt and other business opportunities.

PLAN OF DISTRIBUTION

      We may sell the securities in one or more of the following ways:

•	directly to purchasers;

•	to or through one or more underwriters or dealers; or

•	through agents.

      A prospectus supplement or term sheet with respect to a particular series of securities will set forth the terms of the offering of those securities, including the following:

•	name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and our proceeds from the sale;

•	underwriting discounts and commissions; and

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      If we use underwriters in the sale, the underwriters will acquire the securities for their own account and they may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriting syndicates represented by one or more managing underwriters or one or more independent firms acting as underwriters may offer the securities to the public. In connection with the sale of securities, we may compensate the underwriters in the form of underwriting discounts or commissions. The purchasers of the securities for whom the underwriters may act as agent may also pay them commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Unless otherwise set forth in the applicable prospectus supplement or term sheet, the obligations of any underwriters to purchase the securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased.

      If we use dealers in the sale of the securities, we will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The applicable prospectus supplement or term sheet will name any dealer, who may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, involved in the offer or sale of securities, and set forth any commissions or discounts we grant to the dealer.

      If we use agents in the sales of the securities, the agents may solicit offers to purchase the securities from time to time. Any such agent, who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the securities will be named, and any commissions payable by us to such agent set forth, in the applicable prospectus supplement or term sheet. Any agent will be acting on a reasonable effort basis for the period of its appointment or, if indicated in the applicable prospectus supplement or term sheet, on a firm commitment basis.

      We may also sell securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to resales. The terms of those sales would be described in the prospectus supplement or term sheet.

      If the prospectus supplement or term sheet so indicates, we will authorize agents, underwriters or dealers to solicit offers from institutions to purchase securities from us at the public offering price set forth in the prospectus supplement or term sheet pursuant to stock purchase or delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement or term sheet, and the prospectus supplement or term sheet will set forth the commission payable for solicitation of the contracts.

      We may engage in at the market offerings of our common stock. An “at the market” offering is an offering of our common stock at other than a fixed price on or through the facilities of the NYSE. Under Rule 415(a)(4) of the Securities Act, the total value of at the market offerings made under this prospectus may not exceed 10% of the aggregate market value of our common stock held by non-affiliates on a date within 60 days prior to filing the registration statement containing this prospectus. Accordingly, we may not sell under this prospectus more than approximately $281,768,642 of our common stock in at the market offerings. Any underwriter that we engage for an at the market offering will be named in a post-effective amendment to the registration statement containing this prospectus. Additional details of our arrangement with the underwriter, including commissions or fees paid by us and whether the underwriter is acting as principal or agent, will be described in the related prospectus supplement.

      Agents, dealers and underwriters may be entitled under agreements with us to indemnification against some civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with, or perform services for, us or our subsidiaries for customary compensation.

      If indicated in the applicable prospectus supplement or term sheet, one or more firms may offer and sell securities in connection with a remarketing upon their purchase, in accordance with their terms, acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us will be described in the applicable prospectus supplement or term sheet. We may be obligated to indemnify the remarketing firm against some liabilities, including liabilities under the Securities Act, and the remarketing firm may engage in transactions with or perform services for us or our subsidiaries for customary compensation.

      Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

      Any securities, other than our common stock, will be a new issue of securities with no established trading market. We cannot assure you that there will be a market for the securities of any particular security, or that if a market does develop, that it will continue to provide holders of those securities with liquidity for their investment or will continue for the duration the securities are outstanding.

      The prospectus supplement or term sheet relating to each offering will set forth the anticipated date of delivery of the securities.

LEGAL MATTERS

      Palmer & Dodge LLP, Boston, Massachusetts will pass upon the validity of the securities for us.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to our Current Report on Form 8-K dated December 19, 2002 and the financial statement schedule incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.tecoenergy.com. Our website is not part of this prospectus.

      We filed a registration statement on Form S-3 with the SEC covering the securities. For further information on us and the securities, you should refer to the registration statement and its exhibits. This prospectus discusses material provisions of our indenture dated August 17, 1998 entered into with The Bank of New York, as trustee. Because the prospectus may not contain all the information that you may find important, you should review the full text of the indenture and other documents we have incorporated by reference into the registration statement.

      The SEC allows us to “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2002, June 30, 2002 and March 31, 2002;

•	the description of our common stock contained in our Registration Statement on Form 8-B, filed on July 13, 1981 (File No. 1-8180), including any amendment or reports filed for the purpose of updating such description; and

•	our Current Reports on Form 8-K filed December 20, 2002, December 19, 2002, December 18, 2002, November 21, 2002, November 20, 2002, November 15, 2002, November 12, 2002, November 5, 2002, October 11, 2002, October 8, 2002, September 25, 2002, August 14, 2002, June 10, 2002, June 5, 2002, May 31, 2002, May 20, 2002 May 10, 2002, April 22, 2002, January 24, 2002, January 15, 2002, January 11, 2002 and January 9, 2002.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Director of Investor Relations

TECO Energy, Inc.
702 North Franklin Street
Tampa, Florida 33602
(813) 228-4111

      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or term sheet. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or term sheet is accurate as of any date other than the date on the front of these documents.

$300,000,000

TECO Energy, Inc.

7.50% Notes due 2010

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Citigroup

Morgan Stanley

JPMorgan

June 10, 2003